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Conectiv Mid-Merit Inc.
Balance Sheet
(Dollars in Thousands)
Unaudited

Actual
December 31, 2002
ASSETS

Taxes receivable	*

Investments and Other Assets
Investment in Energy Systems	*
Note receivable - Energy Systems	*
*

Property, Plant and Equipment
Property, plant and equipment	*
Less accumulated depreciation	*
*
Construction work-in-progress	*
*

Deferred Charges and Other Assets
Deferred income taxes	*
PS&I charges	*
*

Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
*

Note Payable to Pepco Holdings, Inc.	*

Deferred Credits
Construction loan	*

Other comprehensive loss	*
Retained deficit	*

Total capitalization	*

Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.